

12 August 2005

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington D.C. 20549-0302
United States of America





Dear Sir

Nedbank Group Limited
Issuer No. 82-3893
Information Submitted Pursuant to Rule 12g3-2(b)
SUPPLEMENTAL INFORMATION



The following information is being furnished to the Commission on behalf of NEDBANK GROUP LIMITED (formerly Nedcor Limited) in order to maintain such foreign private issuer's exemption from registration pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

We hereby attach a copy of an announcement released on the JSE Securities Exchange stock exchange news service (SENS).

Should you have any queries, please do not hesitate to contact me on 27 11 294-9107.

Yours faithfully,

PROCESSED
AUG 2 6 2005
THOMSON
FINANCIAL

Jackie Katzin
Assistant Group Secretary

cc. Jonathan K Bender, Esq

HEAD OFFICE

135 Rivonia Road Sandown Sandton 2196
PO Box 1144 Johannesburg 2000 South Africa
Tel +27 (0) 11 294 9106 Fax +27 (0) 11 295 9106 Website www.nedbank.co.za



Nedbank Group Limited (Formerly Nedcor Limited) Reg No 1966/010630/06
Directors: WAM Clewlow (Chairman) Prof MM Katz (Vice-chairman) ML Ndlovu (Vice-chairman) TA Boardman (Chief Executive)
CJW Ball MWT Brown RG Cottrell BE Davison N Dennis† Prof B Figaji RM Head† JB Magwaza ME Mkwanazi JVF Roberts† CML Savage JH Sutcliffe† (†British)
Company Secretary: GS Nienaber 21.04.2005




NEDBANK

GROUP

Reviewed financial results

for the six months ended 30 June 2005

Benefits of recovery programme gain momentum

Headline earnings increase 74,3% to R1 398 million

Headline earnings per share up 44,5% to 354 cents

Return on ordinary shareholders' equity increases from 11,7% to 14,6%

Efficiency ratio, excluding foreign translation gains/(losses), improves from 77,9% to 68,6%

Broad-based black economic empowerment scheme approved

Interim dividend per share up 139% from 44 cents to 105 cents



2005



2004

Nedbank Capital ■ Nedbank Corporate ■ Nedbank Retail ■ Imperial Bank ■ Other

These results and additional information are available on

www.nedbankgroup.co.za

Nedbank Group's recovery programme is gaining momentum and the benefits are increasingly being reflected in our financial performance. Income is growing at a faster rate than expenses, with the efficiency ratio improving steadily and return on equity increasing. We continue to deliver on the commitments we have made to our shareholders and have reaffirmed our stated financial targets for 2007.

Tom Boardman – Chief Executive

Overview

Headline earnings per share increased by 44,5% to 354 cents (2004: 245 cents) in line with the revised forecast provided to the market on 21 July 2005. Fully diluted headline earnings per share increased from 243 cents to 354 cents. Basic earnings (previously known as attributable earnings) also grew strongly, rising from 247 cents per share to 356 cents per share for the period. The directors have resolved, in line with the circular to shareholders on the black economic empowerment (BEE) scheme, to offer a capitalisation award with a cash dividend alternative amounting to 105 cents per share, up from the dividend of 44 cents per share announced in August 2004. The group's return on ordinary shareholders' equity (ROE) continued to improve, increasing from 11,7% for the period to June 2004 to 14,6% for the six months to June 2005.

The improved performance for the six months was driven mainly by:

- the continued realisation of benefits from the recovery programme, which (excluding foreign exchange translation gains/(losses)) are reflected in the growth in operating income and the containment of expenses, resulting in the efficiency ratio improving from 77,9% for the period to June 2004 to 68,6% for the six months to June 2005;
- significantly improved performance from Nedbank Retail, with headline earnings growing 105,1% to R439 million and return on average equity improving from 9,2% to 18,3%;
- a strong performance from Nedbank Capital, with headline earnings growing 25,9% to R447 million;
- a 5,9% growth in advances, compared with December 2004;
- a continuation of the good credit environment, resulting in an improvement in the overall quality of advances; and
- the weakening of the rand, resulting in a foreign currency translation gain of R165 million, compared with a loss of R98 million for the period to June 2004.

Nedbank Group is reporting in accordance with International Financial Reporting Standards (IFRS) with effect from 1 January 2005. The group's 2004 results have been restated to reflect the requirements of reporting under IFRS.

Progress against three-year plan

In the 2004 year-end results announced in February 2005, Nedbank Group outlined five major action plans that form the foundation of the group's three-year plan. To provide shareholders with an update on the group's progress delivery against each of these actions is detailed below:

- *Ensure that income growth is at least 5% higher than expense growth (on a three-year compound annual growth rate (CAGR) basis with 2004 as the base)*
  Good progress has been made towards achieving this target, with total income (excluding foreign currency translation gains) growing by 9,2%, while total expenses declined by 3,9% for the period. The group anticipates that, although income is expected to continue to grow ahead of expenses, the difference will not be as large in future reporting periods as in the current period.
- *Maintain market share from the second half of 2005*
  There has been a slowdown in the rate at which the group has been losing market share, particularly in the key area of home loans in Nedbank Retail. Market shares are still expected to stabilise in the second half of the year.
- *Grow non-interest revenue through a focus on transactional revenue*
  To grow transactional revenue the group has created focused teams and started to implement a range of initiatives to improve cross-selling, upselling, client service, pricing and bancassurance. The group recognises, however, that this is only a longer-term goal and the full benefits are expected to be realised from 2006.
- *Build Nedbank Retail*
  Nedbank Retail has historically generated ROEs significantly below those of its retail banking peers. A key focus of the group is to deliver the financial turnaround of Nedbank Retail, while improving client service. Following the restructuring of Nedbank Retail in 2004, good progress has been made in growing revenue and containing expenses, resulting in headline earnings increasing by 105% and return on average equity increasing from 9,2% to 18,3%. The integration of Nedbank and Peoples Bank is progressing according to plan and remains on track for completion by the end of 2005. The restructuring and a focus on staff training will deliver improved client service.
- *Transform the business beyond the Financial Sector Charter (FSC) targets*
  Nedbank Group's groundbreaking BEE transaction announced in April will see a broad range of black stakeholders acquire direct ownership worth 11,5% of the value of Nedbank Group's South African businesses. The transaction, worth more than R3 billion, was approved by an overwhelming majority of shareholders on 22 July 2005. The scheme shares are due to be issued to the respective BEE trusts on 8 August 2005. The group will then focus on implementing the schemes for employees, retail and corporate clients and community groups, as well as developing its working relationship with the strategic black business partners, based on their performance agreements. Appropriate emphasis still remains on other areas of transformation such as employment equity, skills development, procurement, access to financial services, empowerment financing and social responsibility.

Strategy

Nedbank Group remains committed to its strategy of:

- focusing on the basics of banking to meet the financial services needs of clients;
- being a full-spectrum bank, providing a comprehensive range of banking and related services to investment banking, corporate and retail clients across all client segments; and
- adopting a Southern African focus, while also meeting the international banking needs of our Southern African clients and servicing multinational clients doing business in South Africa.

The key strategic focus areas remain:

- continuing to drive growth in transactional banking;
- building a high-performance culture through the empowerment of employees and ensuring accountability throughout the organisation;
- optimising the business mix by growing Nedbank Retail and improving the product and client mix;
- moving beyond transformation as a business imperative and demonstrating the group's commitment to South Africa; and
- instilling a client-driven business model by creating a client-focused structure and simplifying processes to speed up delivery to clients.

By listening, understanding client needs and delivering to our stakeholders the group strives to become Southern Africa's most highly rated and respected bank by employees, clients, shareholders, regulators and communities.

Business environment

The environment for the banking sector remained positive throughout the period. Stable, low interest rates and low inflation continued to drive consumer spending and retail advances growth. The positive economic conditions also stimulated equity markets and ensured a continuation of the positive credit environment. While the demand for credit in business banking and commercial property finance remains steady, and the initial signs of an increase in infrastructure spend are being noted, the demand for large corporate debt has been muted. The investment banking markets continued to experience strong deal flows, driven primarily by BEE transactions.

Financial performance

Nedbank Group continued to show a turnaround in performance, with headline earnings growing by 74,3% from R802 million to R1 398 million. Basic earnings grew by 73,3% from R810 million to R1 404 million.

Net interest income

Net interest income (NII) increased by 21,2% from R3 319 million to R4 024 million. The group's net interest margin for the period was 3,45%, up from 2,99% for the period to June 2004 and 3,18% for the twelve months to December 2004.

To reflect more accurately the banking margin on banking assets by excluding trading activities and to facilitate easier peer group comparison, the group has reclassified certain trading revenues from NII to non-interest revenue (NIR). As a result, the previously reported NII of R3 595 million for the period to June 2004 has decreased by R276 million to R3 319 million. The previously reported comparative for NIR has consequently increased by R276 million from R3 495 million to R3 771 million.

The margin increase can be attributed to:

- the uplift created from a full six months of the rights offer proceeds received in May 2004;
- reduced funding drag as a result of the low levels of interest rate risk in the banking book following the hedging strategy implemented last year;
- income on the proceeds from the sale of non-core investments;
- the repatriation of certain foreign capital during 2004; and
- the settlement of the expensive empowerment funding for Peoples Bank in April 2005.

However, margin was negatively impacted by the 1% reduction in the taxation rate for companies, which resulted in a R54 million reduction in margin arising from the treatment of structured finance deals. This reduction is offset by a corresponding reduction in the taxation line and will reverse over time. Margins have also been compressed by the impact of the lower-interest-rate environment and resulting drop in the endowment income earned on capital and the net of non-interest-paying liabilities and non-interest-earning assets.

% of daily average interest-earning assets – unaudited	%	Rm
December 2004 reported	3,13	7 582
Trading revenue and assets excluded from margin	0,05	(437)
Adjusted 2004 margin	3,18	7 145
H1 2005 asset growth		719
Net endowment effect	0,18	166
– Rights issue	0,13	122
– Other	0,05	44
Current and savings accounts margin compression	(0,10)	(93)
Market margin compression	(0,16)	(151)
Expensive funding drag	0,11	100
Foreign capital repatriated	0,06	56
Subordinated-debt hedge	0,05	46
Expensive empowerment funding for Peoples Bank	0,07	70
Tax structured deals impact	0,06	64
Other		(7)
June 2005 annualised	3,45	8 115

Financial highlights

for the period ended		Reviewed June 2005	Restated June 2004	Restated December 2004
Share statistics				
Number of shares listed	m	395,3	352,9	394,2
Weighted average number of shares	m	394,4	327,8	360,9
Fully diluted weighted average number of shares	m	394,5	330,1	361,8
Headline earnings per share	cents	354	245	483
Fully diluted headline earnings per share	cents	354	243	481
Basic earnings per share (previously attributable earnings per share)	cents	356	247	423
Fully diluted basic earnings per share	cents	356	245	422
Dividend declared per share	cents	105	44	120
Dividend paid per share	cents	78	35	79
Dividend cover	times	3,4	5,6	4,0
Net asset value per share (investments at market value)	cents	5 067	4 499	4 692
Tangible net asset value per share (investments at market value)	cents	3 803	3 162	3 400
Closing share price	cents	7 439	6 170	7 780
Price earnings ratio	historical	21	25	16
Market capitalisation	Rbn	29,4	24,2	30,7
Key ratios				
Return on ordinary shareholders' equity	%	14,6	11,7	11,0
Return, excluding foreign currency translation gains/losses, on ordinary shareholders' equity	%	12,9	13,1	12,7
Return on total assets	%	0,85	0,53	0,54
Return, excluding foreign currency translation gains/losses, on total assets	%	0,75	0,58	0,62
Net interest income to interest-earning assets	%	3,45	2,99	3,18
Non-interest revenue to total income	%	49,1	52,5	53,1
Impairments to total loans and advances	%	2,6	3,2	2,9
Efficiency ratio	%	67,2	79,0	74,8
Efficiency ratio (excluding foreign currency translation gains/losses)	%	68,6	77,9	73,5
Effective taxation rate	%	22	14	24
Group capital adequacy ratio				
Tier 1	%	8,5	7,9	8,1
Total	%	12,2	12,3	12,1
Number of employees		21 288	23 172	21 103
Balance Sheet				
Total equity attributable to equity holders	Rm	20 028	17 677	18 497
Total shareholders' equity	Rm	23 658	21 112	21 948
Amounts owed to depositors	Rm	262 948	236 193	254 299
Loans and advances to customers	Rm	227 742	206 553	221 275
Gross	Rm	233 913	213 363	227 959
Impairment of loans and advances	Rm	(6 171)	(6 810)	(6 684)
Total assets	Rm	336 158	300 801	327 900
Assets under management	Rm	73 686	87 574	68 982
Total assets administered by the group	Rm	409 844	388 375	396 882
Earnings reconciliation				
Income attributable to equity holders	Rm	1 404	810	1 527
Less: Non-headline-earnings items	Rm	6	8	(215)
Non-trading and capital items	Rm	6	(9)	(254)
Taxation on non-trading and capital items	Rm		17	39
Headline earnings	Rm	1 398	802	1 742
Headline earnings (excluding foreign currency translation gains/losses)	Rm	1 233	900	2 022

Income statement

for the period ended Rm	Reviewed June 2005	Restated June 2004	Restated December 2004
Interest and similar income	10 818	11 350	22 789
Interest expense and similar charges	6 794	8 031	15 644
Net interest income	4 024	3 319	7 145
Impairment charge on loans and advances	620	409	1 217
Income from lending activities	3 404	2 910	5 928
Non-interest revenue	3 716	3 771	8 373
Foreign currency translation gains/(losses)	165	(98)	(280)
Operating income	7 285	6 583	14 021
Total expenses	5 311	5 524	11 404
Operating expenses	5 064	4 943	10 239
Transaction taxes	164	170	470
Fees due to alliance partners	30	83	70
Merger expenses	53	94	246
Recovery programme expenses		234	379
Profit from operations before non-trading and capital items	1 974	1 059	2 617
Non-trading and capital items	6	(9)	(254)
Impairment of goodwill		(91)	(87)
Profit/(Loss) on sale of subsidiaries, investments and property and equipment	6	137	(74)
Net impairment of investments, property and equipment and capitalised development costs		(55)	(93)
Profit from operations	1 980	1 050	2 363
Share of profits of associates and joint ventures	77	80	147
Profit before taxation	2 057	1 130	2 510
Taxation	454	159	668
Taxation on non-trading and capital items		(17)	(39)
Profit for the period	1 603	988	1 881
Minority interest income attributable to			
– ordinary shareholders	(83)	(68)	(125)
– preference shareholders	(116)	(110)	(229)
Income attributable to equity holders	1 404	810	1 527

Reconciliation of restated income attributable to equity holders as reported under IFRS

reviewed for the period Rm	Note	30 June 2004	31 December 2004
As previously reported		380	974
Adjustments for:			
Credit impairment	1	215	140
Revenue recognition and deferred acquisition costs	2	(14)	(31)
Goodwill	3	127	281
Foreign exchange	4	116	91
Share-based payments	5	(4)	(15)
Post-employment benefits	6		131
Property, plant and equipment	7	(10)	(44)
As reported under IFRS		810	1 527

Balance sheet

as at Rm	Reviewed June 2005	Restated June 2004	Restated December 2004
Assets			
Cash and balances with central banks	14 032	11 809	10 050
Other short-term securities	20 776	9 549	16 310
Government and other securities	24 320	22 322	26 224
Derivative financial instruments	22 146	21 509	27 560
Loans and advances to customers	227 742	206 553	221 275
Other assets	7 447	8 391	6 816
Current taxation receivable	200	174	196
Investments in associate companies and joint ventures	1 287	1 464	1 089
Investment securities	6 618	8 167	6 565
Post-employment assets	974	506	992
Deferred taxation asset	1 258	1 245	1 169
Investment property	174	133	174
Property, plant and equipment	2 745	2 704	2 828
Non-current assets held for sale	48	13	48
Computer software and capitalised development costs	1 322	1 558	1 419
Goodwill	3 673	3 695	3 676
Customers' indebtedness for acceptances	1 398	1 009	1 509
Total assets	336 158	300 801	327 900
Shareholders' equity and liabilities			
Ordinary share capital	395	393	394
Ordinary share premium	9 976	9 832	9 892
Reserves	9 657	7 452	8 211
Total equity attributable to equity holders	20 028	17 677	18 497
Minority shareholders' equity attributable to			
– ordinary shareholders	860	665	681
– preference shareholders	2 770	2 770	2 770
Total shareholders' equity	23 658	21 112	21 948
Derivative financial instruments	22 633	19 856	28 055
Amounts owed to depositors	262 948	236 193	254 299
Other liabilities	12 224	9 413	9 117
Deferred revenue	246	225	257
Current taxation liabilities	276	189	193
Deferred taxation liabilities	1 092	864	1 125
Post-employment liabilities	901	640	979
Investment contract liabilities	3 395	3 803	3 109
Long-term debt instruments	7 331	7 497	7 309
Liabilities under acceptances	1 398	1 009	1 509
Total liabilities	312 500	279 689	305 952
Total shareholders' equity and liabilities	336 158	300 801	327 900
Guarantees on behalf of customers excluded from assets	9 352	10 429	10 770

IAS39: Balance sheet classification of financial instruments

Reviewed as at Rm	30 June 2005 Assets	30 June 2005 Liabilities	30 June 2004 Assets	30 June 2004 Liabilities	31 December 2004 Assets	31 December 2004 Liabilities
Fair value	59 422	34 399	56 939	27 137	66 438	36 153
Financial assets and liabilities at fair value through profit and loss	54 287	34 399	54 369	27 137	63 783	36 153
Available for sale	5 135		2 570		3 155	
Amortised cost	267 316	276 735	234 340	251 499	251 952	268 481
Loans and receivables	260 509		232 990		244 879	
Held to maturity	6 807		1 350		7 073	
Non-trading liabilities		276 735		251 499		268 481
Other assets and liabilities	9 420	1 387	9 522	1 053	9 510	1 318
Total shareholders' equity		23 637		21 112		21 948
	336 158	336 158	300 801	300 801	327 900	327 900

Cash flow statement

for the period ended Rm	Reviewed June 2005	Restated June 2004	Restated December 2004
Cash flows from operating activities	3 019	2 663	5 723
Change in working funds	1 688	(6 345)	(11 804)
Cash generated/(utilised) by operating activities before taxation	4 707	(3 682)	(6 081)
Taxation paid	(360)	(285)	(835)
Net cash generated/(utilised) by operating activities	4 347	(3 967)	(6 916)
Cash flows from investment activities	(127)	1 228	2 836
Cash flows from financing activities	(238)	2 321	1 903
Net increase/(decrease) in cash and cash equivalents	3 982	(418)	(2 177)
Cash and balances with central banks at beginning of period	10 050	12 227	12 227
Cash and balances with central banks at end of period	14 032	11 809	10 050

Non-interest revenue
NIR, excluding foreign currency translation gains/losses, decreased by 1,5% from R3 771 million for the period to June 2004 to R3 716 million for the six months to June 2005.

NIR growth was negatively impacted by the sale of subsidiaries during 2004. In the six months to June 2004 the group generated R228 million of NIR from these subsidiaries. Commission and fee income in the remaining businesses continued to grow steadily, increasing by 11,1%. Trading revenue increased from R554 million for the first half of 2004 to R657 million for the first half of 2005. Exchange and non-interest dealings income is R216 million down on the June 2004 comparative, of which R153 million relates to fair-value adjustments.

Other factors that contributed to the movement in NIR are set out below:

Major changes to NIR (Rm) – unaudited	June 2005	June 2004
BondChoice	138	63
Realisation of endowment policies	3	32
Subsidiaries sold during 2004		225
First-time and pro rata consolidations	68	5

Taking the above factors into account, on a directly comparable basis NIR increased by 1,0%.

Foreign currency translation gains
In line with the strategy of focusing on the basics of banking and reducing earnings volatility the group reduced its exposure to foreign currency movements during 2004, retaining sufficient capital to support the offshore businesses. Owing to the 18% decline in the value of the rand, which weakened from R5,63 US$1,00 on 31 December 2004 to R6,67 US$1,00 on 30 June 2005, the group benefited from translation gains of R165 million on the remaining capital held in its foreign subsidiaries and treated as rand functional currency for accounting purposes under IFRS.

The adoption of IFRS has led to an increased portion of the foreign currency translation gains/losses being treated as movements in the balance sheet foreign currency translation reserve rather than being taken through the income statement. During the period the group recorded balance sheet translation gains of R48 million.

After further planned restructuring of offshore subsidiaries in the next six months and the associated repatriation of capital, the relative proportion of translation movements flowing through the balance sheet, as opposed to the income statement, is anticipated to increase further. This will further reduce the volatility of earnings resulting from exchange rate movements.

Impairment losses on loans and advances
The introduction of IFRS means that all banks now provide for credit impairments on an 'incurred loss' basis, as opposed to an 'expected loss' basis. In addition, the discount rate used to calculate the recoverable amount now excludes any allowance for a credit spread. This will create more volatility in the reporting of impairment losses on loans and advances in the income statement charge.

As reported in May 2005, the impact of IFRS requirements on the impairments charge for the period to June 2004 was a reduction from the previously reported R719 million to R409 million. A major portion of the change to the June 2004 impairment charge for reporting in terms of IFRS was due to the improving credit environment at that time, combined with the move from reporting on an 'expected loss' to an 'incurred loss' basis. This improved environment was sustained throughout 2004 and in the first half of 2005, with the resulting impairment charge for the six months to June 2005 of R620 million.

Non-performing loans and properties in possession improved, as reflected in the table below.

Non-performing advances (Rm) – unaudited	June 2005	Dec 2004	% change
Non-performing loans	5 820	6 729	(13,5)
Properties in possession	528	761	(30,6)
Total non-performing advances	6 348	7 490	(15,2)

These non-performing advances represent 2,7% of gross advances (December 2004: 3,3%). The group's gross coverage ratio improved from 89% at 31 December 2004 to 97% at 30 June 2005 and the net coverage ratio improved from 149% at 31 December 2004 to 157% at 30 June 2005.

Expenses
Expenses were well-controlled and declined by 3,9% from R5 524 million to R5 311 million, with the efficiency ratio (excluding foreign currency translation gains/losses) improving from 77,9% to 68,6%.

This decline in expenses is mainly attributable to the following:

Factors resulting in an increase/(decrease) in expenses – unaudited	Rm
First-time consolidation of subsidiaries	35
Subsidiaries disposed in 2004	(168)
Reduction in fees due to the buy-out of alliance partners	(53)
Reduction in one-off recovery and merger costs	(275)
Increase in fees (largely in BondChoice)	56
Other movements, mainly due to inflation	192
Total decrease in expenses	(213)

Excluding the one-off merger and recovery expenses from 2004, base expense growth was held at 1,2%. Approximately R48 million of recovery programme expenses have been deferred from the first half of 2005 to the second half of the year. Combined recovery programme and merger expenses are expected to be about R150 million for the year ending December 2005.

Taxation
The tax rate for companies was reduced from 30% to 29% during the reporting period. While tax on earnings decreased as a result, the downward revaluation of the deferred taxation and structured finance assets has resulted in the reduction of headline earnings by approximately R80 million. R54 million of this decrease was reflected as a reduction in NII, as outlined above. The balance of R25 million increased the taxation charge. This, together with a smaller relative impact on taxation from structured deals and an increase in secondary tax on companies (STC), has resulted in the effective taxation rate increasing from 14% to 22%.

Balance sheet

Capital
The group's capital position continues to strengthen, with the Tier 1 group capital adequacy ratio increasing from 8,1% in December 2004 to 8,5% in June 2005. The total group capital adequacy ratio has remained stable at 12,2% (December 2004: 12,1%).

Advances
Although asset growth rates are behind those of the rest of the market, advances increased by 5,9% to R228 billion on an annualised basis, compared with December 2004. Residential home loan advances grew by 22,3%, with home loans in Nedbank Retail growing at 19%, narrowing the gap between Nedbank's growth and that of its competitors in this sector.

The breakdown of the advances growth is as follows:

Loans and advances – unaudited	June 2005 (Rm)	Dec 2004 (Rm)	Annualised increase (%)
Nedbank Retail	73 252	69 736	10,2
Nedbank Corporate	98 085	93 123	10,7
Nedbank Capital	34 395	32 606	11,1
Other	22 010	25 810	(29,7)
Total	227 742	221 275	5,9

Deposits
Deposits have remained stable and the group has maintained a strong liquidity position.

Divisional performance

Management information systems and reporting continue to be enhanced, with matched-maturity funds transfer pricing now operational and activity-justified funds transfer pricing refined to allocate additional costs from the centre to the respective operating divisions. The segmental reports have been adjusted to reflect these changes as well as other changes as a result of the group reorganisation completed in late 2004. Good progress has also been made in implementing economic capital measurement, which is currently being run in parallel with the existing reporting systems, with a view to full implementation for 2006.

Nedbank Capital
Nedbank Capital increased headline earnings by 25,9% from R355 million to R447 million, and ROE improved from 23,5% to 28,2%. This was driven by 18,6% growth in trading revenue in Treasury due to favourable market conditions as well as good deal flow and a strong performance from Debt Capital Markets, Equity Capital Markets, Nedcor Securities, Investment Banking and Specialised Finance.

Expenses have reduced despite higher joint-venture fees paid to Macquarie as a result of higher earnings. The expense reduction was aided by the sale of Edward Nathan & Friedland and lower rental costs following the relocation of the London offices to premises shared with Old Mutual plc.

The benefits of an integrated investment bank with a strong focus on specific sectors are becoming evident and the transaction pipeline remains strong.

Nedbank Corporate
Nedbank Corporate increased headline earnings by 14,2% from R812 million to R927 million, while ROE increased from 17,7% to 19,1%. NII was negatively impacted by lower endowment levels, while margins (excluding endowment) were unchanged. Corporate loan growth is muted as clients remain cash flush, and the market is highly competitive. Growth in Business Banking assets in KwaZulu-Natal and the Western Cape is below average and some market share has been lost in these regions following the merger integration process. Property Finance continues to perform strongly and Nedbank Africa performed in line with expectations.

NIR was boosted by the consolidation of Fasic (not included in the comparative period for 2004), a strong performance from BondChoice and growth in transactional banking. Fee generation on foreign exchange commission was lower than expected and there is increasing pressure on specialised fees.

The impairment environment continues to be favourable, reflecting the current positive economic cycle.

Operating expenses remain well-controlled. However, the expected appointment of further sales staff to improve client service is expected to result in a slight increase in staff expenses in the second half of 2005.

New managing directors were appointed in Corporate Banking, Business Banking and Nedbank Africa at the start of the year. In addition, five divisional directors were appointed to head geographically based business units established in Business Banking to enhance client service, accountability and performance through decentralised and empowered management. Our commitment to going 'beyond transformation' is reflected through five of the eight appointments being either black or female executives.

Pressure on margins in the current low-interest-rate environment, competitive pricing, disintermediation and corporate clients being cash flush will continue to impact earnings growth, particularly within Corporate Banking.

Nedbank Corporate continues to build strong relationships with its core clients and to work closely with both Nedbank Retail (card acquiring and schemes) and Nedbank Capital to leverage client relationships and broaden the range of products and services to add greater value for clients.

Nedbank Retail
Nedbank Retail increased headline earnings by 105,1% from R214 million to R439 million, and ROE increased from 9,2% to 18,3%. Despite the negative endowment impact from the interest rate cut in April, NII was driven by strong advances growth primarily due to the 19% year-on-year growth in home loans. NIR benefited from increased volumes, insurance commissions and increased stockbroking activity in BoE Private Clients.

The growth in credit impairments is distorted by the prior-year IAS39 restatements that caused a R206 million reduction in the restated first half of 2004. After adjusting for this restatement, impairments reduced by 2,5% year on year.

Expense growth, on a comparable basis, has remained flat, due to operational efficiencies and delays in marketing spend. Marketing spend is planned to increase in the second half of 2005.

The rate of market share losses continues to slow, particularly in the key home loans sector. This has been driven by improved channel management and process and structural changes made in Nedbank Retail.

The Nedbank/Peoples Bank integration is progressing well. The Peoples Bank and Nedbank branches are operating on a common IT platform and Peoples Bank is scheduled to convert fully to the Nedbank systems in August 2005. It is anticipated that 146 branches will be rebranded to Nedbank, 56 closed and 24 new branches opened. 11 branches have been closed to date, with the remaining 45 earmarked for closure by the end of 2005. The rationalisation and rebranding costs will amount to approximately R52 million, of which R10 million has already been incurred. Following this integration Nedbank Retail will have 443 Nedbank branches, 46 Old Mutual Bank branches, 1 119 Nedbank ATMs and 55 Old Mutual Bank ATMs.

Nedbank Retail is currently replacing and upgrading all ATMs and self-service terminals at a capital cost of approximately R160 million. This is planned for completion by the second half of 2005.

Good progress has been made in the first half of 2005 towards setting the foundation for the turnaround of Nedbank Retail. The key future focus areas in Nedbank Retail are client service, advances growth, reduction in impairments, bancassurance and staff morale.

Imperial Bank
Imperial Bank increased headline earnings by 19,1% from R47 million to R56 million. NII grew by 17,0%, despite the negative endowment impact of the interest rate cut. This was driven by strong growth of Motor Vehicle Finance, while advances growth in Property Finance slowed due to a more conservative approach to this sector of the business. Impairments declined by 12,5% due to a more favourable credit environment and to a reduction in provisioning requirements in both Property Finance and Aviation.

Nedbank Group and Imperial Holdings each contributed R70 million of additional capital to Imperial Bank in March 2005. This has resulted in an initial dilution of ROE (measured on Nedbank Group's investment) from 14,2% to 10,3%, but will support future growth.

During the six months to June 2005, a new Chief Executive, Chief Financial Officer and Chief Risk Officer were appointed. This new management team has settled down well and staff morale is good. The outlook for the remainder of the year remains robust, with continued strong advances growth in the motor sector and a good credit environment expected to continue.

Central Services
Costs in central services divisions in 2004 have been restated to reflect the reorganisation, which saw a number of previously centralised functions moving to the operating divisions, including the move of all branch operations to Nedbank Retail. Overall the headline loss from shared services has reduced from R128 million (R432 million pre-IFRS and prior to the abovementioned restatements) to R94 million.

The headline loss of R377 million (June 2004: R498 million or R987 million pre-IFRS and prior to the above mentioned restatements) from Capital Management and Central Funding comprises primarily the preference share dividend, the funding of the group's goodwill, the cost of the expensive empowerment funding for Peoples Bank, the excess cost of the subordinated debt and the deferred tax rate adjustment, offset by the foreign currency translation gain.

Sustainability

Nedbank Group continues to focus on sustainable development for the long-term benefit of the company and the communities it serves. The group has again been included in the JSE Socially Responsible Investment (SRI) Index for 2005 and was rated among the top three companies in its category.

Prospects

Nedbank Group reaffirms its targets of achieving a return on average ordinary shareholders' equity of 20% and an efficiency ratio of 55% for 2007.

Assuming a stable interest rate environment, the performance in the second half of the year is likely to be impacted by the following:
- margin will benefit from the settlement of the expensive empowerment funding for Peoples Bank in the first half, but could be negatively influenced by the continued industry pressure on margins; and
- expense growth will continue to be contained as the group focuses on extracting operational efficiencies, but will increase as a result of the branch rationalisation and rebranding costs of Peoples Bank (approximately R42 million), increased second-half marketing expenditure (approximately R100 million), the share-based payment cost of the BEE transaction (approximately R156 million) and one-off merger and recovery costs (approximately R150 million for 2005).

The group continues to invest in technologies- and infrastructure-related projects. Strategic initiatives are in progress to upgrade several legacy systems while at the same time preparing for the Basel II systems requirements. Projects to upgrade transactional banking systems and consolidate multiple Corporate Banking channels are in progress. New financial processing systems and client information projects have been approved to support the client-centric strategy of the bank. All data and voice networks in the group have been outsourced, in conjunction with Old Mutual (SA), to a Telkom/CSC consortium, which will replace all existing network infrastructure with up-to-date technology. This outsourcing contract will save Nedbank approximately R700 million over the next five years, with savings of R60 million in 2005. The group is in the process of centralising information technology in the Group Technology and Support Services Cluster.

As previously reported, the detailed three-year plan envisages:
- the group maintaining its advances market share from the second half of 2005, expecting this to be achieved particularly in the key category of residential home loans, although categories such as credit cards may take longer;
- continued growth in revenue ahead of growth in expenses;
- a focus on growing transactional revenue;
- Nedbank Retail being a major growth area for the group; and
- continued transformation of the group.

Full-year earnings forecast
As a result of the improved performance to date and expected earnings for the balance of the year – and assuming that exchange rates remain constant – the group forecasts headline earnings of between 58% and 78% higher than the R1 742 million restated results under IFRS for 2004. Headline earnings per share are estimated to be between 44% and 62% greater than the IFRS-restated 483 cents per share reported for December 2004. Basic earnings per share for the full year will be between 65% and 85% higher than the IFRS-restated 423 cents per share reported for December 2004.

These forecasts have not been audited or reviewed by the company's auditors.

Post-balance-sheet event – BEE transaction

On 19 April 2005 the group announced its intention to implement a BEE ownership transaction, which … shareholding by 1-,5% of the value of Nedbank's South African businesses.

The proposals involve the issue of new ordinary shares in Nedbank Group to various share trusts for the benefit of black emplo… within the group, black clients and black business partners in South Africa. The proposals were approved by shareholders at a general meeting held on 22 July 2005.

Implementation of the proposals will take place during August 2005, resulting in the listing of 41 268 130 new ordinary shares. Of these, 39 843 139 ordinary shares are to be accounted for as treasury shares.

The total economic cost of this transaction is expected to be R968 million. Share-based payment costs in accordance with IFRS 2, which are required to be recognised on issue of the company's shares, are estimated at R933 million, of which R156 million is expected to be incurred in the second half of 2005.

Changes to board of directors

During the period under review the following changes were made to the board of Nedbank Group:
- Bob Head was appointed as a non-executive director (1 January 2005);
- Hixonia Nyasulu resigned as an independent non-executive director and Vice-chairman (26 January 2005);
- Phuthuma Nhleko resigned as a non-executive director (21 April 2005); and
- Lot Ndlovu changed status from an executive director to non-executive director (1 May 2005).

Accounting policies

The Nedbank Group financial results have been prepared in accordance with International Financial Reporting Standards (IFRS), as expected to be effective for the year ending 31 December 2005. These standards are subject to ongoing review and possible amendment in terms of interpretive guidance from the International Financial Reporting Interpretations Committee (IFRIC). The results may therefore be subject to change at future reporting dates.

Restatement of comparatives:
1. The group's results for the June and December 2004 reporting dates have been restated to reflect the requirements of reporting under IFRS. These restated results for 2004 were disclosed in an announcement on 3 May 2005. The material adjustments for reporting under IFRS are noted in the reconciliation of results, as reported below.
2. Income reclassification – during the period under review the group changed its disclosure in respect of income and the 2004 results have been restated accordingly. The components of net interest income (NII) and non-interest revenue (NIR) were analysed and the nature and classification of interest income and non-interest revenue was refined. In essence, all income earned in respect of banking activities (ie transactions entered into for the purpose of earning a margin between interest earned and interest paid) is classified as either interest income or interest expense and included in NII. By the same token all transactions entered into for the purpose of trading activities are classified as part of NIR. The effect of this change in disclosure is to decrease NII by R276 million for the period ended 30 June 2004 and R437 million for the year ended 31 December 2004, with a simultaneous increase in NIR in the relevant periods.
3. Balance sheet reclassifications – certain provisions for leave pay and onerous lease totalling R425 million have been reclassified, for the reporting period ended 30 June 2004, from the 'Amounts owed to depositors' category to 'Other liabilities' category.
4. Segmental reporting comparative results for 2004 have been restated to take into account the changes in improved profitability measurement and group restructures implemented late in 2004. The restatements include the new internal funds transfer pricing system, improved activity-justified transfer pricing process, and a risk-weighted capital allocation and charging methodology, while liquid assets and cash reserving costs are no longer held at the centre, but are charged to the operating segments.

Operating lease costs – the historical accounting and interpretation in South Africa of AC105/IAS17 has not been in line with international interpretation and application. Interpretive guidance by the Accounting Practices Committee of the South African Institute of Chartered Accountants – Circular 7/2005 issued on 2 August 2005 – required minimum lease payments, which are subject to a fixed rate escalation, to be spread over the life of the lease and the escalation not to be accounted for in the year of occurrence. The group has assessed the materiality of any adjustment in terms of this requirement, and does not expect this adjustment materially to affect the current reported results.

The impact on opening shareholders' equity is currently being assessed and, should this be material, the group will inform the market of any prior year adjustment required.

Reviewed results – auditors' opinion

The group's auditors, KPMG Inc and Deloitte & Touche, have reviewed these results and the review opinion is available for inspection at the company's registered office.

Capitalisation award with a cash dividend alternative

Notice is hereby given that the directors of the company have resolved to issue fully paid ordinary shares in the company as a capitalisation award to ordinary shareholders. Ordinary shareholders will be entitled, in respect of all or part of their shareholding, to elect to receive new fully paid ordinary shares which shares will be issued only to those ordinary shareholders who elect in respect of all or part of their shareholding, on or before 12:00, Friday, 9 September 2005, to receive the capitalisation award shares. Shareholders not electing to receive new fully paid ordinary shares in respect of all or part of their shareholding will be entitled to receive a cash dividend alternative of 105 cents per ordinary share (the cash dividend alternative).

In accordance with the provisions of STRATE, the electronic statement and custody system used by JSE Limited, the relevant dates for the capitalisation award election and the cash dividend alternative are as follows:

Last day to trade to participate in the capitalisation award or the cash dividend alternative	Friday, 2 September
Shares trade ex the capitalisation award election and the cash dividend alternative on	Monday, 5 September
Listing of the maximum number of new ordinary shares that could be taken up in terms of the capitalisation award on	Monday, 5 September
Last day to elect to receive capitalisation award shares, failing which the cash dividend alternative, to be received by 12:00 on	Friday, 9 September
Record date to participate in the capitalisation award or receive the cash dividend alternative	Friday, 9 September
Payment of the cash dividend alternative to shareholders who have elected not to participate in the capitalisation award or have participated in the capitalisation award in respect of only part of their shareholding	Monday, 12 September
New shares issued and posted or central securities depository participant (CSDP) or broker accounts credited regarding the shares to be issued to shareholders participating in the capitalisation award in respect of all or part of their shareholding on	Monday, 12 September
The maximum number of new shares listed in terms of the capitalisation award adjusted to reflect the actual number of shares issued in terms of the capitalisation award on or about	Thursday, 15 September

Shares may not be dematerialised or rematerialised between Monday, 5 September, and Friday, 9 September 2005, both days inclusive. The above dates and times are subject to change. Any changes will be published on SENS and in the press.

The number of capitalisation shares to which shareholders are entitled will be determined in the ratio that 105 cents per ordinary share bears to the 30-day volume-weighted average price for the company's share, to be determined by no later than Friday, 26 August 2005. Details of the ratio will be published on SENS no later than Friday, 26 August 2005, and in the financial press the following business day. Trading in the STRATE environment does not permit fractions and fractional entitlements. Accordingly, where a shareholder's entitlement to new ordinary shares calculated in accordance with the above formula gives rise to a fraction of a new ordinary share, such fraction will be rounded up to the nearest whole number where the fraction is greater than or equal to 0,5 and rounded down to the nearest whole number where the fraction is less than 0,5.

A circular relating to the capitalisation award and the cash dividend alternative will be posted to shareholders on or about Monday, 22 August 2005.

Note: Dematerialised shareholders are required to notify their duly appointed CSDP or broker of his/her election in terms of the capitalisation award in the manner and at the time stipulated in the agreement governing the relationship between the shareholder and his/her CSDP or broker.

For and on behalf of the board

WAM Clewlow – Chairman | TA Boardman – Chief Executive | 4 August 2005

Registered office: Nedbank Group Limited, Nedbank Sandton, 135 Rivonia Road, Sandown, 2196, PO Box 1144, Johannesburg, 2000
Transfer secretaries: Computershare Investor Services 2004 (Pty) Limited, 70 Marshall Street, Johannesburg, 2001, PO Box 61051, Marshalltown, 2107.
Directors: WAM Clewlow (Chairman), Prof MM Katz (Vice-chairman), ML Ndlovu (Vice-chairman), TA Boardman (Chief Executive), CJW Ball, MWT Brown (Chief Financial Officer), RG Cottrell, BE Davison, N Dennis (British), Prof B Figaji, RM Head (British), JB Magwaza, ME Mkwanazi, JVF Roberts (British), CML Savage, JH Sutcliffe (British)
Company secretary: CS Mandebe **Reg No:** 1966/010630/06 **Share code:** NED **ISIN code:** ZAE000004875
This announcement is available on the group's website – www.nedbankgroup.co.za – together with the following additional information:
- detailed financial information in HTML, PDF and Excel formats;
- financial results presentation to analysts; and
- link to a webcast of the presentation to analysts.

For further information kindly contact Nedbank Group Investor Relations by e-mail at nedbankgroupir@nedbank.co.za

Statement of changes in shareholders' equity

Rm	Ordinary shareholders' equity	Minority shareholders' equity	Preference shareholders' equity	Total
Balance at 31 December 2003, as previously reported	11 647	652	2 802	15 101
IAS transitional adjustment	(105)	(30)		(135)
Restated balance at 31 December 2003	11 542	622	2 802	14 966
Shares issued for options exercised under the Nedcor Group (1994) Employee Incentive Scheme	94			94
Shares issued in terms of rights offer	5 151			5 151
Other share issues	101			101
Share issue expenses	(197)			(197)
Preference share cumulative dividend			(32)	(32)
Income attributable to equity holders	810	68	110	988
Preference share dividend paid			(110)	(110)
Release of reserve previously not available	(25)			(25)
Foreign currency translation reserve movements	(116)			(116)
Revaluation of property	(13)			(13)
Share-based payments reserve movements	5			5
Acquisition of subsidiaries		(10)		(10)
Disposals of subsidiaries		(5)		(5)
Dividends to shareholders	(97)			(97)
Available for sale reserve	416			416
Other	6	(10)		(4)
Balance at 30 June 2004	17 677	665	2 770	21 112
Shares issued for options exercised under the Nedcor Group (1994) Employee Incentive Scheme	77			77
Other share issues	3			3
Share issue expenses	(18)			(18)
Shares held by subsidiaries	(1)			(1)
Preference share dividend paid			(119)	(119)
Income attributable to equity holders	717	57	119	893
Release of reserve previously not available	(23)			(23)
Foreign currency translation reserve movements	(32)			(32)
Revaluation of property	(21)			(21)
Share-based payments reserve movements	21			21
Dividends to shareholders	(172)	(15)		(187)
Available for sale reserve	205			205
Acquisition of subsidiaries		(28)		(28)
Disposals of subsidiaries		5		5
Other	64	(3)		61
Balance at 31 December 2004	18 497	681	2 770	21 948
Shares issued for options exercised under the Nedcor Group (1994) Employee Incentive Scheme	86			86
Share issue expenses	(1)			(1)
Preference share dividend paid			(116)	(116)
Income attributable to equity holders	1 404	83	116	1 603
Release of reserve previously not available	(28)			(28)
Foreign currency translation reserve movements	48			48
Foreign currency movements		23		23
Share-based payments reserve movements	38			38
Dividends to shareholders	(300)			(300)
Available for sale reserve	242			242
Recapitalisation of Imperial Bank		70		70
Disposals of subsidiaries		(10)		(10)
Other	42	13		55
Balance at 30 June 2005	20 028	860	2 770	23 658

Reconciliation of restated statement of changes in shareholders' equity as reported under IFRS

Rm	Note	31 December 2004	30 June 2004	1 January 2004
As previously reported		21 586	20 932	15 101
Income statement movements:				
Credit impairments	1	107	185	(33)
Revenue recognition and deferred acquisition costs	2	(176)	(156)	(135)
Goodwill	3	281	127	
Foreign exchange	4			
Share-based payments	5	18	8	7
Post-employment benefits	6	(88)	(219)	(219)
Property, plant and equipment	7	220	235	245
Transfer of reserves				
As reported under IFRS		21 948	21 112	14 966

Segmental analysis

	June 2005 Reviewed Actual assets Rbn	June 2004 Restated Average Assets Rbn	December 2004 Restated Actual assets Rbn	June 2005 Reviewed Operating income Rm	June 2004 Restated Operating income Rm	December 2004 Restated Operating income Rm	June 2005 Reviewed Headline earnings Rm	June 2004 Restated Headline earnings Rm	December 2004 Restated Headline earnings Rm
Nedbank Corporate	129	124	123	2 872	2 797	5 944	927	812	1 844
Imperial Bank	18	14	18	322	267	482	56	47	71
Nedbank Capital	85	54	70	1 135	1 065	2 530	447	355	906
Nedbank Retail	86	79	81	3 346	3 263	6 687	439	214	575
Shared Services	9	9	8	162	61	506	(94)	(128)	(149)
Capital Management and Central Funding	49	36	60	(528)	(726)	(1 859)	(377)	(498)	(1 505)
Eliminations	(40)	(26)	(32)	(24)	(144)	(269)			
Total	336	290	328	7 285	6 583	14 021	1 398	802	1 742

Geographical segmental analysis

for the period ended

Rm	June 2005 Reviewed Operating income	June 2004 Restated Operating income	December 2004 Restated Operating income	June 2005 Reviewed Headline earnings	June 2004 Restated Headline earnings	December 2004 Restated Headline earnings
South Africa	6 704	5 646	12 686	1 210	526	1 513
Business operations	6 704	5 646	12 686	1 214	1 062	2 647
Merger and recovery programme expenses				(53)	(328)	(625)
Foreign currency translation losses				165	(98)	(280)
Minority interest income attributable to preference shareholders				(116)	(110)	(229)
Rest of Africa	237	206	304	79	83	45
Rest of world	344	731	1 031	109	193	184
Business operations	344	731	1 031	109	193	220
Merger and recovery programme expenses						(36)
Total	7 285	6 583	14 021	1 398	802	1 742

Material adjustments for IFRS restatements

The basis of the material adjustments, net of the associated tax impact, as shown in the tables for 'Reconciliation of restated profit attributable to ordinary shareholders' and 'Reconciliation of restated statement of changes in shareholders' equity' are noted below:

Note 1: Credit impairment
Previously the group calculated its impairment losses on loans and advances on an 'expected loss' basis. Credit impairments were calculated using historical data and trends. The discount rate used to calculate the recoverable amount included an allowance for a credit spread.

Under IFRS the group has moved to an 'incurred loss' basis. Impairment losses are incurred only if there is objective evidence of impairment as a result of one or more past events that have occurred since initial recognition. IFRS also allows for the creation of a credit impairment for incurred but not reported (IBNR) losses to provide for latent losses in a portfolio of loans that have not yet been individually evidenced. The discount rate used to calculate the recoverable amount now excludes any allowance for a credit spread.

Note 2: Revenue recognition and deferred acquisition costs
Previously fees charged and certain related acquisition costs for originating loans were recognised immediately in the income statement.
In accordance with IFRS fees charged for loans are recognised as revenue as the services are provided. Initial fees, which relate to the future provision of services, are deferred and amortised over the anticipated period in which the services will be provided.

Similarly, costs that are directly attributable to securing a loan are deferred as an asset and amortised as the related revenue is recognised.

Note 3: Goodwill
Previously the group recognised acquired goodwill at cost and amortised it on a straight-line basis over its expected useful life. Goodwill was subject to review for indications of impairment and any impairment losses were recognised in the income statement.

IFRS requires that goodwill is not amortised, but is subject to impairment reviews, both annually and when there are indications that the carrying value may not be recoverable. Negative goodwill is no longer recognised on the balance sheet, but in the income statement as it arises.

The 2004 goodwill amortisation previously recognised in the income statement has been reversed, resulting in a corresponding increase in equity. All goodwill has been tested for impairment at 1 January 2004, 30 June 2004, and 31 December 2004 in accordance with IFRS, with no further impairment being recognised on transition. Negative goodwill that was previously held on the balance sheet at the transition date was released to reserves.

Note 4: Foreign exchange
Previously the group classified the assets and liabilities of all foreign subsidiaries and branches as either foreign entities or integrated operations. The foreign currency adjustments arising from the translation of foreign entities were recognised directly in equity in the Foreign Currency Translation Reserve (FCTR), while those of the integrated operations were recognised in the income statement.

IFRS requires the group to determine the 'functional currency' for all entities and the distinction between foreign entities and integrated operations has been removed. An entity, which has a non-rand 'functional currency', is translated at the closing exchange rate and the differences arising are reported directly to equity, while all other entities classified as having a rand functional currency report foreign currency translation differences in the income statement.

The group has elected to apply the exemption afforded to it by IFRS 1 and reset the balance of the FCTR to zero at the date of transition to IFRS.

Note 5: Share-based payments
The group grants share options to employees under employee share incentive schemes. Other than costs incurred in administering the schemes, which were expensed as incurred, the schemes did not result in any expense to the group, except for a dilution in earnings per share when the shares were issued.

In accordance with the requirements of IFRS the group has recognised an expense in the income statement, with a corresponding credit to equity, representing the fair value of outstanding employee share options with regard to its equity settled schemes. The fair value at the date of granting the options is charged to income over the relevant option vesting periods, adjusted to reflect actual and expected levels of vesting.

Note 6: Post-employment benefits
Previously the group elected to use the corridor method for the recognition of actuarial gains and losses. Only cumulative actuarial gains or losses in excess of 10% of the surplus or deficit in the fund were amortised in the income statement. Cumulative gains or losses inside this corridor were carried on the balance sheet and recognised over the expected remaining working lives of the employees.

Under IFRS 1 the group has applied the option to eliminate its pension fund corridor against opening retained income at the date of transition. The asset has been eliminated, and the adjustment taken to retained earnings as at 1 January 2004. Future actuarial gains or losses will continue to be recognised using the corridor method.

Note 7: Property, plant and equipment
Previously property, plant and equipment were measured at cost less accumulated depreciation and impairment losses.

Under IFRS, equipment (principally computer equipment, motor vehicles, fixtures and furniture), is still stated at cost less accumulated depreciation and impairment losses.

Owner-occupied property has been recognised at revalued amounts, being the fair value at the date of revaluation less subsequent accumulated depreciation and accumulated impairment losses. Increases in valuation of the properties are taken to a revaluation reserve. This revaluation reserve is amortised over the remaining useful life of the property.

Land is not depreciated.

Investment properties are stated at revalued amounts, being fair value at the date of revaluation less accumulated impairment losses. Increases or decreases in valuation are recognised in the income statement and investment properties are not depreciated.

Sponsors:
Merrill Lynch – Global Markets & Investment Banking Group
NEDBANK CAPITAL

Nedbank Group Limited
(formerly Nedcor Limited)
(Incorporated in the Republic of South Africa)
(Registration number 1966/010630/06)
Share code JSE:NED
ISIN:ZAE000004875
("Nedbank Group")

Nedbank Group's black economic empowerment transaction

1. Introduction

Nedbank Group ordinary shareholders ("Shareholders") are referred to the announcement on 19 April 2005 of its intention to introduce direct, broad-based black ownership into the Nedbank Group by way of the issue of 41 268 130 new ordinary shares in the Nedbank Group ("New Nedbank Shares") ("the Transaction"), the circular to Shareholders posted on 15 June 2005 describing the Transaction and the announcement of the results of the general meeting held on 22 July 2005 stating that all required ordinary and special resolutions were duly passed by the requisite majority of Shareholders.

The implementation of the Transaction was subject to the fulfilment of certain conditions precedent.

The board of Nedbank Group is pleased to announce that the outstanding conditions precedent have been fulfilled and the Transaction is now wholly unconditional.

Accordingly the New Nedbank Shares have been issued and listed on the JSE with effect from today.

Sandton
08 August 2005

Lead sponsor to Nedbank Group
Merrill Lynch South Africa (Pty) Ltd

Investment bank, Transaction advisor and sponsor to Nedbank Group
Nedbank Capital

NEDBANK GROUP LIMITED
(Formerly Nedcor Limited)
(Incorporated in the Republic of South Africa)
Registration number: 1966/010630/06
JSE share code: NED
ISIN: ZAE000004875
("the company" or "the group")

DEALINGS IN SECURITIES BY NON-EXECUTIVE DIRECTORS

In terms of paragraph 3.63 - 3.65 of the Listings Requirements of JSE Limited, the following information is disclosed in respect of the acquisition of Nedbank Group Limited ordinary shares by non-executive directors of Nedbank Group Limited and Nedbank Limited on 8 August 2005:

Name	Number of shares acquired	Nominal price per share	Total value
B de L Figaji	98 641	R56,06	R5 529 814,46
JB Magwaza	98 641	R56,06	R5 529 814,46
ME Mkwanazi	98 641	R56,06	R5 529 814,46
ML Ndlovu	197 283	R56,06	R11 059 684,98

These shares are all held on an indirect beneficial basis.

The shares have been acquired through the Non-executive Directors Scheme, part of the group's black economic empowerment (BEE) transaction, in terms of which the black non-executive directors of the company acquire an interest through the Non-executive Directors Trust.

The BEE transaction was announced on 19 April 2005 and details were contained in a circular to shareholders dated 15 June 2005.

The Non-executive Directors Scheme is subject to a six-year holding period. The shares have been issued at par value, and the balance of the nominal price is subject to an interest charge of 11,83% (nominal rate compounded annually in arrears).

Prior written approval in terms of paragraph 3.66 of the Listings Requirements has been obtained.

Sandton
8 August 2005

Sponsors
Merrill Lynch South Africa (Pty) Limited
Nedbank Capital